東京青山・青木・狛法律事務所

[redacted]

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

08001376

RECEIVED
2008 MAR 21 A 9:22

FILE NO. 082-03311

Asia Pacific
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North & South America
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Washington, DC

March 11, 2008

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

PROCESSED
MAR 2 5 2008
THOMSON FINANCIAL

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the English translation of the documents which contents were announced by the Company.

- Announcement Regarding Dissolution of Subsidiary (dated February 29, 2008) (English translation);
- Shiseido Company, Limited to Make Administrative Changes and Transfer Personnel (dated March 3, 2008) (English translation);
- Notice of Changes in Shiseido's Representative Directors and Directors (dated March 3, 2008) (English translation);
- Notice of Changes in Shiseido's Corporate Officers (dated March 3, 2008) (English translation);
- Current Status and Outlook for Shiseido's China Business (dated March 3, 2008) (English translation) and
- Renewal of *AUPRES* Skincare Exclusive for the China Market (dated March 3, 2008) (English translation).

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

FILE NO. 082-03311

(Translation)

February 29, 2008

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)
Inquiries shall be directed to: Yukihiro Saito
Head of Investor Relations, Financial Department
(Tel: 03 - 3572 - 5111)

Announcement Regarding Dissolution of Subsidiary

At a Board of Directors Meeting of Shiseido Company, Limited (hereinafter, the "Company") held today, a resolution was passed to dissolve its subsidiary, Fullcast Co., Ltd., as described below:

Description

1. Reason of dissolution

Fullcast Co., Ltd. (President: Yukari Suzuki), the Company's wholly owned subsidiary, is engaged in sales of *YUXIA*, a brand focused on skincare products based on Chinese medicine, and *ERGORA*, a brand centered on meeting anti-aging needs, in the Japanese mail-order cosmetics market.

The Company has made the decision regarding the dissolution as a part of structural reforms throughout the Shiseido Group that are aimed at maximizing growth potential and improving profitability.

In the future, the Company seeks to expand its business in Japan's mail-order market through KINARI Inc., a wholly owned subsidiary that manufactures and sells *Soka-Mocka,* a brand harnessing the blessings of Japan's nature. While *YUXIA* brand products will no longer be sold, *ERGORA* brand products will continue to be sold via KINARI Inc.

2. Overview of subsidiary

1) Company name: Fullcast Co., Ltd.

2) Location: 18-14 Minami-Aoyama 3-chome, Minato-ku, Tokyo

3) Representative: Ms. Yukari Suzuki

4) Main scope of business: Mail-order sales of cosmetics, quasi-drugs and other products

5) Establishment: April 2000

6) Capital: ¥100 million

7) Shareholding ratio: Shiseido Company, Limited: 100% (wholly owned subsidiary)

3. Time schedule for dissolution

March 28, 2008	Fullcast Co., Ltd.s Extraordinary General Meeting of Shareholders
End of March 2008	Dissolution (plan)
Around June 2008	Liquidation completed (plan)

4. Future outlook

The impact of the aforementioned dissolution on the Company's business results (consolidated and non-consolidated basis) for the fiscal year ending March 31, 2008 is negligible.

- E N D -

(Translation)

March 3, 2008

Dear Sirs,

Name of the Company:	Shiseido Company, Limited
Name of the Representative:	Shinzo Maeda President & CEO (Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to:	Kazuhisa Shibata General Manager of Public Relations Department (Tel: 03 - 3572 - 5111)

Shiseido Company, Limited to Make Administrative Changes and Transfer Personnel

Effective April 1, 2008, Shiseido Company, Limited will implement certain administrative changes and transfer personnel as described below:

Description

1. Implement Administrative Changes

(1) Restructuring of Domestic Cosmetics Business

Shiseido employs a system of Strategic Business Units (SBUs), each of which is responsible for all product marketing in its category, from product development to the formulation of promotional plans and communication strategies. The SBU system will be restructured as follows in tandem with a concurrent restructuring of the company's brand portfolio based on a basic policy of "distinction and concentration."

1) The Hair Care and Styling Products Marketing Unit and the Bodycare and Mens Products Marketing Unit will be integrated and renamed as the Hair Care & Styling, Bodycare and Mens Products Marketing Unit. This change will result in the dissolution of the Hair Care and Styling Products Marketing Unit and the Bodycare and Mens Products Marketing Unit.
2) Brands/lines for which the Selective Brand Cosmetics Marketing Unit has responsibility will be assigned to either the existing Skincare Products Marketing Unit or the Make-up Products Marketing Unit according to their brand characteristics. This change will result in the dissolution of the Selective Brand Cosmetics Marketing Unit.
3) The Prestigious Brand Cosmetics Marketing Unit and the Cosmetics for Chainstores

Marketing Unit will be integrated and renamed as the Relational Brand Cosmetics Marketing Unit. This change will result in the dissolution of the Prestigious Brand Cosmetics Marketing Unit and the Cosmetics for Chainstores Marketing Unit.

4) These changes will reduce the number of SBUs from the current eight to five: the Skincare Products Marketing Unit; the Make-up Products Marketing Unit; the Hair Care & Styling, Bodycare and Mens Products Marketing Unit; the Relational Brand Cosmetics Marketing Unit; and the Direct Marketing Unit.

(2) Restructuring of Research and Development Functions

Based on a review of the existing function-based system, which consists of basic research and commercialization research, Shiseido's research and development system will be restructured from a customer-oriented perspective in order to clarify its organizational mission and facilitate the solution-based creation of value.

1) Skincare basic research functions, skincare active ingredient development functions, and usability evaluation and development functions for which the Material Science Research Center and Life Science Research Center currently have responsibility will be integrated with the Skincare Products Development Center and renamed as the Skincare Product Research & Development Center. This change will be undertaken in order to enhance coordination between the skincare research and development functions.
2) Make-up and hair basic research functions for which the Material Science Research Center has responsibility will be integrated with the Make-up and Hair Care and Styling Products Development Center and renamed as the Make-up and Hair Care & Styling Products Research & Development Center. This change will be undertaken in order to enhance coordination between make-up research and development functions.
3) These changes will result in the dissolution of the Material Science Research Center and the Life Science Research Center.
4) Perfume development functions, packaging development functions, and material development functions for which there are currently separate research and development departments will be consolidated into the newly created Cosmetic Materials Research & Development Center, which will be established to bring together aspects of beauty that have been organizationally separate until now.
5) Quality assurance functions, which until now have focused on cosmetics and quasi-drugs, will change to quality assessment (risk assessment) functions, and the Quality Assurance Center will be renamed as the Quality Assessment Center.
6) The Functional Food Research & Development Center will be established to consistently conduct searches, research, and information development related to functional food research.
7) Research and development functions in new beauty-related areas, such as basic skin research and research into cosmetic dermatology treatments/apparatus, pharmaceuticals, the environment, and sensibility and sensation, will be consolidated into the newly created Innovative Science Research & Development Center.
8) Research functions in functional foods, pharmaceuticals, and frontier science domains for which the H&BC Development Center currently has responsibility, will be transferred to the Functional Food Research & Development Center and the

Innovative Science Research & Development Center, resulting in the dissolution of the H&BC Development Center.

2. Personnel Transfer

(Translation omitted)

-END-

FILE NO. 082-03311

(Translation)

March 3, 2008

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to: Kazuhisa Shibata
General Manager of
Public Relations Department
(Tel: 03 - 3572 - 5111)

Notice of Changes in Shiseido's Representative Directors and Directors

Changes will become official upon approval at the Ordinary General Meeting of Shareholders and Board of Directors Meeting scheduled toward the end of June 2008 are described below:

Description

1. Changes in Representative Directors

1) Retiring Representative Director

Name	New Title (After end of June 2008)	Current title (From April 1 2008 until end of June 2008)
Seiji Nishimori	(Retiring)	Representative Director: Vice President

2) New Representative Director

Name	New Title (After end of June 2008)	Current title (From April 1 2008 until end of June 2008)
Kimie Iwata	Representative Director: Vice President	Director: Vice President

(See reference)

2. Changes in Directors

1) Retiring Director

Name	New Title (After end of June 2008)	Current title (From April 1 2008 until end of June 2008)
Kiyoshi Kawasaki	Corporate Executive Officer	Director: Corporate Executive Officer

2) New Director

Name	New Title (After end of June 2008)	Current
Carsten Fischer	Director: Corporate Executive Officer	Corporate Executive Officer

- E N D -

<Attachment>

March 3, 2008
Shiseido Company, Limited

Curriculum Vitae of New Representative Director

Name: Kimie Iwata

Date of Birth: April 6, 1947

Career:

April 1971	Joined the Ministry of Labour
April 1991	Director, Welfare Division, Workers' Welfare Department, Labour Relations Bureau
June 1992	Director, Policy Planning Division, Women's Bureau
July 1994	Director, International Labour Affairs Division, Minister's Secretariat
June 1995	Director, Personnel Affairs Division, Minister's Secretariat
July 1996	Ministerial Councilor (Human Resources Development), Minister's Secretariat
October 1998	Assistant Minister of Labour
January 2001	Director-General, Equal Employment, Children and Families Bureau, Ministry of Health, Labour and Welfare
December 2003	Joined Shiseido Company, Limited as Corporate Advisor
April 2004	General Manager of CSR Department
June 2004	Director; Corporate Officer
April 2005	Director: Corporate Officer, Responsible for H&BC Business and Domestic Non-Shiseido Brand Business
April 2006	Director: Corporate Officer, Responsible for Personnel, Consumer Information and Executive Affairs
April 2007	Director: Corporate Executive Officer, Responsible for Personnel and Consumer Information
	To date

-END-

FILE NO. 082-03311

(Translation)

March 3, 2008

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)
Inquiries shall be directed to: Kazuhisa Shibata
General Manager of
Public Relations Department
(Tel: 03 - 3572 - 5111)

Notice of Changes in Shiseido's Corporate Officers

Changes in Corporate Officers effective March 31 and April 1, 2008 are described below:

Description

1. Retiring Corporate Officers (Effective on March 31, 2008)

Name	Current Title
Kohei Mori	Corporate Executive Officer Responsible for Information System Planning and Logistics
Toshihide Ikeda	Corporate Officer Responsible for Technical Planning
Kiyoshi Nakamura	Corporate Officer Responsible for Technical Affairs
Kazutoshi Satake	Corporate Officer Responsible for Domestic Non-Shiseido Brand Business and Boutique Business
Takemasa Yamanaka	Corporate Officer [Chief Officer of Healthcare Business Division and President & CEO, Shiseido Beauty Foods Co., Ltd.] Responsible for Healthcare Business and Frontier Science Business

Name	Current Title
Yutaka Yamanouchi	Corporate Officer [President & CEO, Shiseido Amenity Goods Co., Ltd.]

2. Promotion of Corporate Officers (Effective on April 1, 2008)

Name	New Title	Current Title
Kimie Iwata	Director: Vice President Responsible for Consumer Information, Corporate Culture, Public Relations, Corporate Culture Reforms and Committees under Direct Control of the Directors	Director: Corporate Executive Officer Responsible for Personnel and Consumer Information
Yasuhiko Harada	Director: Corporate Senior Executive Officer [Chief Financial Officer] Responsible for Finance, Information System Planning, Logistics, Operational Reforms and Internal Control	Director: Corporate Executive Officer Responsible for Finance
Kiyoshi Kawasaki	Director: Corporate Executive Officer Responsible for Domestic Non-Shiseido Brand Business, Boutique Business and Advertising Creation	Director: Corporate Officer [General Manager of Corporate Planning Department]

3. New Corporate Officers (Effective on April 1, 2008)

Name	New Title	Current Title
Tsunehiko Iwai	Corporate Officer [General Manager of Technical Department] Responsible for Technical Planning and Technical Affairs	General Manager of Technical Department
Shoji Nishiyama	Corporate Officer Responsible for Cosmetics Products Research & Development and Software Development	General Manager of Technical & Production Planning Department
Hisayuki Suekawa	Corporate Officer [General Manager of Corporate Planning Department]	General Manager of Cosmetics Business Planning Department
Shoji Takahashi	Corporate Officer Responsible for the Americas, International Business Division	General Manager of International Product Marketing Department, International Business Division

Name	New Title	Current Title
Ryuichi Yabuki	Corporate Officer [Vice President, Shiseido Sales Co., Ltd.] Responsible for Specialty Stores, Domestic Cosmetics Business	General Manager of Tokyo Metropolitan Area Sales Department (1), Shiseido Sales Co., Ltd.

4. Changes in Corporate Officers (Effective on April 1, 2008)

Name	New Title	Current Title
Seiji Nishimori	Representative Director: Vice President Responsible for Overall Corporate Management	Representative Director: Vice President Responsible for Advertising Creation, Public Relations and Corporate Culture
Masaaki Komatsu	Director: Corporate Executive Officer Responsible for overseeing Research & Development, Production, Technical Affairs	Director: Corporate Executive Officer Responsible for overseeing Research & Development, Production, Technical Affairs and Technical Planning
Carsten Fischer	Corporate Executive Officer [Chief Officer of International Business Division and Chief Officer of Professional Business Operations Division] Responsible for Global Business	Corporate Executive Officer [Chief Officer of International Business Division and Chief Officer of Professional Business Operations Division] Responsible for International Business, Professional Business and China Business
Kozo Hanada	Corporate Officer [General Manager of Sales Department, Structured Retail Stores] Responsible for Structured Retail Stores, Domestic Cosmetics Business	Corporate Officer [General Manager of Sales Department, Structured Retail Stores]
Tatsuomi Takamori	Corporate Officer [Chief Officer of China Business Division]	Corporate Officer [Chief Officer of China Business Division and General Manager of Marketing Development Department, China Business Division]
Mitsuo Takashige	Corporate Officer [General Manager of Personnel Department] Responsible for Personnel	Corporate Officer [General Manager of Personnel Department]

Name	New Title	Current Title
Kazuo Tokubo	Corporate Officer Responsible for Functional Food, Innovative Science Research & Development and Patents	Corporate Officer Responsible for R&D Strategy, and Basic Research, Research Administration, Patents, Global R&D and China Research Center
Takafumi Uchida	Corporate Officer [General Manager of General Affairs Department] Responsible for General Affairs, Legal Affairs and Executive Affairs	Corporate Officer [General Manager of General Affairs Department]
Toshio Yoneyama	Corporate Officer [Chief Officer of Healthcare Business Division and President & CEO, Shiseido Beauty Foods Co., Ltd.] Responsible for Healthcare Business and Frontier Science Business	Corporate Officer Responsible for Product Development and Software Development

-END-

RECEIVED

FILE NO. 082-03311

(Translation)

March 3, 2008

Dear Sirs,

Name of the Company:	Shiseido Company, Limited
Name of the Representative:	Shinzo Maeda President & CEO (Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)	
Inquiries shall be directed to:	Kazuhisa Shibata General Manager of Public Relations Department (Tel: 03 - 3572 - 5111)

Current Status and Outlook for Shiseido's China Business

Shiseido has steadily expanded the foundation of its China business, which began in 1981 with imports and sales through state-owned department stores and other channels. Subsequently, Shiseido established Shiseido Liyuan Cosmetics Co., Ltd. (SLC) as a joint venture in 1991, Shanghai Zotos Citic Cosmetics Co., Ltd. (SZC) as a manufacturing joint venture in 1998, and Shiseido China Co., Ltd. (SCH) as a wholly owned holding company in 2003. Moreover, during the four-year period up to fiscal 2007, Shiseido's China business sustained rapid year-on-year growth in sales that surpassed 30%, and this business has served as an engine of growth for the entire Shiseido Group. Under the next Three-Year Management Plan, which will commence in fiscal 2008, Shiseido aims to achieve average annual sales growth of 20% via a highly focused marketing strategy for each sales channel as well as through further efforts to establish a business foundation that will support this sharp growth in sales.

Current Status of China Business

The department store business, centered on the *AUPRES* brand launched exclusively for the China market in 1994, has been handled by Beijing-based SLC. In addition to the locally produced *AUPRES* brand, the department store business sells imported *SHISEIDO* global brand products as well as products from Japan, such as *IPSA*, exclusively within the department store channel, Shiseido prestige brand *Clé de Peau BEAUTÉ* and designer fragrance brands Jean-Paul Gaultier and Issey Miyake. These products are now sold at approximately 720 stores.

Meanwhile, the Cosmetics Specialty Store business, initiated in 2004 and handled by

Shanghai-based SCH, has steadily expanded its sales network centered on its mainstay *URARA* brand for Chinese cosmetics specialty stores. As of the end of 2007, the Shiseido Cosmetics Specialty Store business covered 28 administrative regions in China, excluding Beijing, Shanghai and Chongqing, and has increased the number of its contracted stores to 2,500.

In addition to the department store channel and cosmetics specialty (CS) stores, for other cosmetics sales channels, which have begun to diversify in recent years, Shiseido's *AQUA LABEL* skincare brand is sold at its affiliated Watson's chain drug stores, along with its *Za* skincare and makeup brand for young consumers and *UNO* men's products, as a means of responding to a wide range of channels and in aiming to meet a broader range of customer needs.

Growth Strategy for the Department Store Channel in China

AUPRES, a core brand at department stores, will undergo a total renewal in April 2008. In the two brands of anti-aging and whitening products, 22 types of products in 10 categories will be sold, and makeup and other brands will be successively renewed as well. On this occasion, Shiseido will revamp its sales counters, customer response methods and brand communications, and in the future will maintain or raise the positioning of *AUPRES* as a Chinese national brand. Shiseido will strive to achieve a 70% increase in the number of loyal users after three years, from the current 1.20 million to 2.10 million.

Nonetheless, with imported *SHISEIDO* brand products facing increasingly fierce competition from European and U.S. brands, Shiseido will introduce newly designed counters and launch products that are highly popular in Japan as a "regional lines originating from Tokyo." This approach is made with initiatives to strengthen overall marketing, with plans calling for increasing the number of loyal users from the current 200,000 to 350,000 after three years.

Moreover, to establish a structure for cultivating each of these brands, in January 2008 SLC, which oversees all brands handled through the department store channel, will focus exclusively on the *AUPRES* business, while the handling of business for *SHISEIDO* and other imported product business has been transferred to SCH. The Prestige Cosmetics Business Division has been newly established within SCH to handle these imported products. At the same time, the Prestige Business Department (SCH) will handle negotiations with department stores as the representative for all brands within the Group sold at department stores in China, a move aimed at strengthening Shiseido's negotiating power as a group.

Additionally, to expand the number of prime customers and raise repeat visit rates for stores, Shiseido will renew training for store beauty consultants (BC) while also reflecting the repeat visit rate at stores in BC personnel evaluations.

Shiseido is aiming to secure stable growth in the department store channel via the above strategies, targeting average annual sales growth in the 10% range for the Shiseido Group.

Growth Strategy for Cosmetics Specialty Store Channel

In the cosmetics specialty (CS) store channel, Shiseido will shift product selection

and contract conditions, which had been uniform at all stores up to the present, toward a stratification strategy to provide an enhanced range of products according to the store. In addition to the CS store format that until now has handled multiple brands centering on *URARA*, Shiseido will establish new "*PURE&MILD* Excellent Stores," a format that will be limited to handling mid- and low-price range skincare products, such as *PURE&MILD,* while leaving intact such basic business conditions as full-time sales staff as well as the installation of POS systems and specialized equipment. Unlike CS stores, "*PURE&MILD* Excellent Stores" cannot be designated as "stores handling Shiseido products." However, limiting the products handled by these stores in this manner will permit a reduction in stores' initial investments and their inventory burdens. Effectively, by expanding the number of these "*PURE&MILD* Excellent Stores" along with CS stores, Shiseido will broaden its base of customer segments both in terms of price range as well regions in which stores are opened.

Regarding products, Shiseido will expand and upgrade items for increasing loyal customers of the mainstay *URARA* brand. During 2008, Shiseido will launch sales of *Elixir Superieur,* which is already being sold in Japan, as it strengthens its response to affluent customers in China.

Turning to sales staff training, Shiseido will expand its training curriculum for customer response methods. At the same time, during fiscal 2008, Shiseido will dispatch a total of 45 BCs for a period cumulatively exceeding 2,000 days as we promote the spread of Shiseido-style counseling through on the job training at stores.

By implementing these strengthening measures, Shiseido aims for more than 2.5-fold expansion in the current number of loyal customers at present, to 1.8 million, and to achieve average annual sales growth of around 20% - 30% in the CS store channel in three years.

Cross-Channel Brand Growth Strategy

Besides brands limited to department stores and CS stores, Shiseido will also strengthen the cultivation of brands sold across multiple channels. Shiseido will strive to raise in-store shares and cultivate established *Za* and *UNO* brand as well as *TSUBAKI* and *Aquair* hair care products, mainly at key customer stores, including department stores, general merchandizing stores, drug stores, and CS stores. At the same time, from March 2008, Shiseido will introduce appealing select *be* brand functional products exclusively for the China market in working to further expand points of contact with customers.

Creating a Foundation for Sustainable Growth

By strengthening marketing within the aforementioned channels, during the next three-year period, Shiseido plans to secure average annual sales increases of 20% for its entire China business. To support this rapid increase in business scale, Shiseido will also continue strengthening various business infrastructures.

At the same time, Shiseido will secure and cultivate excellent human resources indispensable for strengthening business competitiveness while bolstering the business infrastructure, in such areas as supply chain management and information systems.

To fulfill its corporate responsibilities as a member of Chinese society, Shiseido will

actively undertake social contribution activities more than ever before and raise not only its corporate economic value but also enhance its *raison d'etre* in Chinese society in aiming to become a company that is truly trusted by people in China.

- E N D -

FILE NO. 082-03311

(Excerpt translation)

March 3, 2008

Dear Sirs,

Name of the Company:	Shiseido Company, Limited
Name of the Representative:	Shinzo Maeda President & CEO (Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)	
Inquiries shall be directed to:	Kazuhisa Shibata General Manager of Public Relations Department (Tel: 03 - 3572 - 5111)

Renewal of *AUPRES* Skincare Exclusive for the China Market

Shiseido, through Shiseido Liyuan Cosmetics Co., Ltd. (SLC), a subsidiary in China, will undergo a renewal of its *AUPRES* skincare lineup exclusive for the China market, which will be launched in approximately 700 department stores handling *AUPRES* nationwide in China on April 1, 2008.

Upon the launch of the new skincare lineup, Shiseido will revamp its sales counters, beauty experts' costumes and customer response methods as well. Furthermore, for the purpose of communications, Shiseido will use new image models and tie up with a popular duo in China to produce a commercial song. Thus, Shiseido will warm up the advent and images of new products to expand its loyal customers.

Background of the renewal:

The *AUPRES* brand was launched in 1994 as products exclusive for the China market after thorough researches of the skins of Chinese women. Initially, it was a "longed-for" brand but gradually, gained enormous popularity among Chinese women. It has grown as an established national brand.

On the other hand, with social changes accompanying rapid economic developments, the values and aesthetic feelings of Chinese women have changed dramatically. They have become more informed of cosmetics and had broader experience in using cosmetic products, thus becoming further more beauty-conscious. In these situations, *AUPRES* will undergo a brand renewal to become a more attractive, new value to its customers.

- E N D -

END